21 June 2002

02 JUL 16 AM 12:49

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

02042654

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Dividend Reinvestment Plan
- Form 605 – Notice of ceasing to be a substantial holder

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Michael Bowan
General Counsel and Secretary

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Announcement Number:	460
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Dividend Reinvestment Plan**
Date Sent:	19 June 2002

The issue price in respect of shares to be issued under the Bank's Dividend Reinvestment Plan for the Bank's interim dividend (to be paid on 2 July 2002) will be $19.22.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Stockford Limited

ACN/ARSN: 091 677 262

1. Details of substantial holder(1)

Name: St.George Bank Limited (St.George)

ACN/ARSN (if applicable): 92 055 513 070

The holder ceased to be a substantial holder on: 20 /06 /02

The previous notice was given to the company on: 29 /11 /00

The previous notice was dated: / /

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
20/06/02	St.George	Sale of Shares	$0.14 per share	17112978	17112978
				ORD	

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
n/a	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Stockford	Level 7, 155 Queen Street, Melbourne, VIC
St.George	Level 4, 4-16 Montgomery Street, Kogarah, NSW

Signature

print name Michael H S Bowan capacity Secretary

sign here date 21 / 06 /02